No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 18, 2024

[Translation]

September 18, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

In respect of the acquisition of own shares notified by Honda Motor Co., Ltd. (the “Company”) on September 17, 2024, the Company has purchased its own shares as follows.

Particulars

1.	Reason for acquisition of own shares

The Company acquired its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of acquisition

(1)	Class of shares acquired:

Shares of common stock

(2)	Total number of shares acquired:

35,028,600 shares

(3)	Total amount of shares acquired:

51,036,670,200 yen

(4)	Date of the acquisition:

September 18, 2024

(5)	Method of acquisition:

Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) on the Tokyo Stock Exchange

Reference: Details of the resolution at the meeting of the Board of Directors held on May 10, 2024

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 180,000,000 shares (3.7 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 300 billion yen

(4)	Period of acquisition:

Starting on May 13, 2024 and ending on March 31, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of September 18, 2024

Total number of shares acquired: 131,542,700 shares

Total amount of shares acquired: 199,033,885,000 yen